SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                EDG CAPITAL, INC.
                               -------------------
                                (Name of Issuer)

                                  Common Stock
                               -------------------
                         (Title of Class of Securities)

                                    26831802
                               -------------------
                                 (CUSIP Number)

                               Ralph Norton, Esq.
                               Davis & Gilbert LLP
                                  1740 Broadway
                            New York, New York 10019
                                 (212) 468-4800

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 13, 2000
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), (f) or (g), check the following box. |_|


                                Page 1 of 8 Pages

CUSIP No. 44 8924 100            SCHEDULE 13D                  Page 2 of 8 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jack Schwartzberg
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,476,311
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            NONE
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,476,311
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,476,311
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.63%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

            This Schedule 13D relates to the shares of common stock, $.001 par value per share ("EDG Common Stock"), of EDG Capital, Inc., a New York corporation (the "Issuer"), whose principal executive offices are located at 700 Stewart Avenue, Garden City, New York 11530.

Item 2. Identity and Background.

      (a)   Name: Jack Schwartzberg

      (b)   Business Address:

                  Isotope Solutions, Inc.
                  700 Stewart Avenue
                  Garden City, New York 11530

      (c)   Principal Occupation:

                  Chairman of the Board, CEO and President of the Issuer and Isotope Solutions, Inc.
                  700 Stewart Avenue
                  Garden City, New York 11530

      (d)   Information required by Item 2(d): None

      (e)   Information required by Item 2(e): None

      (f)   Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration.

            Jack Schwartzberg (the "Reporting Person") acquired the shares of EDG Common Stock by having his 188.50735 shares of common stock of Molecular Radiation Management, Inc., a New York corporation ("MRM"), converted into EDG Common Stock


                                Page 3 of 8 Pages
in connection and accordance with the terms and provisions of the Merger Agreement as described in Item 4 below.

            Item 4. Purpose of Transaction.

            (a)-(j) The securities of the Issuer were acquired pursuant to the terms and provisions of that certain Agreement and Plan of Merger dated as of September 8, 2000 ( the "Merger Agreement") by and among the Issuer, MRM Merger Sub, a New York corporation ("Merger Sub") and MRM. The purpose of the transaction was for the Reporting Person and the other shareholders of MRM to acquire shares of the Issuer's stock by conversion of their shares of the common stock of MRM into EDG Common Stock. In accordance with the terms and provisions of the Merger Agreement, Merger Sub was merged with and into MRM and MRM became a subsidiary of the Issuer. The merger was consummated on September 12, 2000.

            In connection with the Merger Agreement, a Registration Rights Agreement dated as of September 8, 2000 was entered into among the Reporting Person, the Issuer and the other parties named therein (the "Registration Rights Agreement"). Subject to the terms and conditions of the Registration Rights Agreement, the Reporting Person has the right to include his shares of EDC Common Stock for registration in any registration statement filed by the Issuer under the Securities Act of 1933, as amended ("Securities Act").

            In connection with the merger and pursuant to the Merger Agreement, the board of directors of the Issuer resigned, the number of directors of the Issuer was increased from three to six, and persons who were officers and directors of MRM,


                                Page 4 of 8 Pages
including the Reporting Person, became officers and directors of the Issuer. Following the merger, the Issuer, through MRM, is continuing to conduct the business operations conducted by MRM before the merger.

            The Reporting Person understands that the Issuer intends to increase the size of the board to seven persons in the near future and select an individual who has not yet been chosen to fill the resulting vacancy on the board.

            Except as set forth in this Item 4, the Reporting Person does not have any present plans that relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act


                                Page 5 of 8 Pages
of 1934; or any action similar to the foregoing.

Item 5. Interest in Securities of the Issuer.

            (a) The Reporting Person acquired 1,476,311 shares of EDG Common Stock, representing approximately 15.63% of such class of securities of the Issuer. This percentage is based upon total outstanding shares of EDG Common Stock of 9,442,923, which the Reporting Person has been advised by the Issuer is the number of outstanding shares of EDG Common Stock as of September 13, 2000.

            (b) The Reporting Person has the sole power to vote or to direct to vote and the sole power to dispose or direct the disposition of the shares of EDG Common Stock owned by him.

            (c) Except for the transactions described in Item 3 above, to the Reporting Person's knowledge, there were no transactions in shares of EDG Common Stock effected by him during the past 60 days.

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The shares of EDG Common Stock issued to the Reporting Person are not registered under the Securities Act. In connection with the Merger Agreement, a Registration Rights Agreement dated as of September 8, 2000 was entered into by the


                                Page 6 of 8 Pages

Reporting Person, the Issuer and the other parties named therein. Subject to the terms and conditions of the Registration Rights Agreement, the Reporting Person has the right to include its shares for registration in any registration statement filed by the Issuer under the Securities Act.

7. Material to be Filed as Exhibits.

            1. Agreement and Plan of Merger, dated as of September 8, 2000 among EDG Capital, Inc., a New York corporation, MRM Merger Sub, Inc., a New York corporation, and Molecular Radiation Management Group, Inc. a New York corporation.

            2. Registration Rights Agreement, dated as of September 8, 2000 among Crown Cove Associates, LLC, a New York limited liability company, Jack Schwartzberg, Robert Keating, Bruce Baron, Dennis Shields, Dennis Quirk, Harvey
L. Greenberg, Harriet Greenberg, Shraga David Aranoff, Richard Friedman, Jeff Markowitz, Lawrence Kaplan, Stanley Kaplan, and Edmond O'Donnell, and Isotope Solutions Group, Inc., a New York corporation formerly named EDG Capital, Inc.


                                Page 7 of 8 Pages

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2000

                                        /s/ Jack Schwartzberg
                                        ----------------------------------------
                                            Jack Schwartzberg


                                Page 8 of 8 Pages

                                                                       Exhibit 1

                          AGREEMENT AND PLAN OF MERGER

                               September 8 , 2000

                                  By and Among

                     EDG CAPITAL, INC., MRM MERGER SUB, INC.
                    AND MOLECULAR RADIATION MANAGEMENT, INC.

      THIS AGREEMENT AND PLAN OF MERGER (the "Agreement") is entered into this 8th day of September, 2000, by and among EDG Capital, Inc. ("Acquiror), a New York corporation having its principal place of business at 23 Great Rock Drive, Wading, New York, MRM Merger Sub, Inc. ("Merger Sub"), a New York corporation and a wholly-owned subsidiary of Acquiror having its principal place of business at 23 Great Rock Drive, Wading River, New York, and Molecular Radiation Management Group, Inc. (the "Company"), a New York corporation having its principal place of business at 700 Stewart Avenue, Garden City, New York.

      WHEREAS, the Boards of Directors of Acquiror, Merger Sub, and the Company each has determined that it is advisable and in the best interests of their respective stockholders that Merger Sub be merged with and into the Company pursuant to and subject to the terms and conditions of this Agreement and the New York Business Corporation Law ("New York Law").

      WHEREAS, for United States federal income tax purposes, it is intended that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

      WHEREAS, in connection with, in preparation for and subject to the effectiveness Merger, Acquiror and the Company deem it advisable that Acquiror, which presently has outstanding 242,500 shares of common stock, par value $0.01, of Acquiror (" Acquiror Common Stock"), undergo a 2.57315 for one stock split (with all fractional shares being rounded up) in the form of a stock dividend (the " Stock Split") to stockholders of record on August 23, 2000, resulting in such stockholders owning upon the effectiveness of the Merger approximately 623,989 shares of Acquiror Common Stock. NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:

                                   ARTICLE I.

                                   THE MERGER

      SECTION 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with New York Law, at the Effective Time (as defined in Section 1.2) Merger Sub shall be merged with and into the Company (the "Merger"). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (sometimes referred to herein as the "Surviving Corporation") and a wholly-owned subsidiary of Acquiror.

      SECTION 1.2 Effective Time. As promptly as practicable on the Closing Date (as defined in Section 1.6), the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of New York, as required by, and executed in accordance with the relevant provisions of, New York Law and in such form as approved by Acquiror and the Company prior to such filing (the time of the filing of the Certificate of Merger or the time specified therein being the "Effective Time").

      SECTION 1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of New York Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the rights, privileges, powers and franchises of Merger Sub and the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of Merger Sub and the Company shall become the debts, liabilities and duties of the Surviving Corporation.

      SECTION 1.4 Certificate of Incorporation; Bylaws. At the Effective Time,
(a) the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time and as amended by the Certificate of Merger, shall be the certificate of incorporation of the Surviving Corporation, and (b) the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation.

      SECTION 1.5 Directors and Officers. The directors of the Company immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation; and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

      SECTION 1.6 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") will take place simultaneously with the latest to occur or, if permissible, waiver of the conditions set forth in Article VIII hereof (the "Closing Date"), at the offices of Hofheimer Gartlir & Gross, LLP, 530 Fifth Avenue, 9th Floor, New York, New York 10032, unless another date or place is agreed to in writing by the parties hereto. It is the intention of the parties that the Closing shall occur simultaneously with the completion of the Acquiror's private placement described in Section 7.2 below of a minimum of $1 million from the sale of 1,239,926 shares of its Common Stock at a price of $.8065 per share, with G-V Capital Corp., a member in good standing of the National Association of Securities Dealers, Inc. ("NASD"), acting as placement agent.

      SECTION 1.7 Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to continue in, vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties, privileges, franchises or assets of either of its constituent corporations acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be and hereby are directed and authorized to execute and deliver, in the name and on behalf of either of such constituent corporations, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties, privileges, franchises or assets in the Surviving Corporation or otherwise to carry out this Agreement.

      SECTION 1.8. Tax Treatment of the Merger. It is intended by the parties hereto that the Merger shall constitute a reorganization of Merger Sub and the Company within the meaning of Section 368(a) of the Code. The parties hereby adopt this Agreement as a "plan of reorganization" of Merger Sub and the Company within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

                                   ARTICLE II.

               CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

      SECTION 2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company or the holders of any of the securities referred to in this Section 2.1:

            (a) Common Stock. Each share of the common stock of the Company, par value $0.01 (the "Company Common Stock"), excluding any shares described in
Section 2.1(b), issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive 7,831.5789 shares of Acquiror Common Stock, resulting in all such shares of Company Common Stock being exchanged for the right to receive an aggregate of approximately 7,440,000 shares of Acquiror Common Stock. The shares of Acquiror Common Stock issuable to the holders of Company Common Stock pursuant hereto, is sometimes referred to herein, collectively, as the "Merger Consideration". All such shares of Company Common Stock shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously evidencing any such shares shall thereafter represent only the right to receive the Merger Consideration. Except as otherwise provided herein or by applicable law, the holders of certificates previously evidencing such shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock. Each such certificate previously evidencing such shares of Company Common Stock shall be exchanged for a like number of shares of Acquiror Common Stock.

            (b) Treasury Stock. All shares of capital stock of the Company held in the treasury of the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no amount shall be delivered or deliverable in exchange therefor.

            (c) Merger Sub Stock. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one (1) duly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

      SECTION 2.2 Exchange of Certificates.

            (a) Exchange Agent. As soon as reasonably practicable after the Effective Time, Acquiror shall deposit with the transfer agent for its Common Stock (the "Exchange Agent"), for the benefit of the former holders of shares of Company Common Stock (excluding any shares described in Section 2.1(b)), for issuance and payment in accordance with this Article II the shares of Acquiror Common Stock issuable pursuant to Section 2.1(a) (such shares of Acquiror Common Stock being hereinafter referred to as the "Exchange Fund"). Acquiror shall cause the Exchange Agent, pursuant to irrevocable instructions, to deliver Acquiror Common Stock contemplated to be paid pursuant to Section 2.1(a) out of the Exchange Fund. The Exchange Fund shall not be used for any purpose other than as set forth in this Section 2.2(a).

            (b) Payment Procedures. As soon as reasonably practicable after the Effective Time, Acquiror shall cause the Exchange Agent to mail to each record holder, as of the Effective Time, of an outstanding certificate or certificates (each a "Certificate" and collectively, the "Certificates") that immediately prior to the Effective Time evidenced outstanding shares of Company Common Stock (excluding any shares described in Sections 2.1(b)): (1) a form letter of transmittal and (2) instructions for use in effecting the surrender of the Certificates for payment therefor. Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal duly executed and any other required documents, the holder of such Certificate shall be entitled to receive in exchange therefor the applicable amount of Merger Consideration pursuant to Section 2.1(a) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(h), and such Certificate shall forthwith be canceled. In the event of a surrender of a Certificate representing shares of Company Common Stock which are not registered in the transfer records of the Company under the name of the Person surrendering such Certificate, a certificate representing the proper number of shares of Acquiror Common Stock may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered if (x) such Certificate shall be properly endorsed or otherwise be in proper form for transfer to the Person surrendering such Certificate and requesting such issuance, (y) such Person surrendering such Certificate and requesting such issuance shall pay any transfer or other Taxes required by reason of the issuance of shares of Acquiror Common Stock to a Person other than the registered holder of such Certificate or shall establish to the satisfaction of Acquiror that such Taxes have been paid or are not applicable, and (z) such Person surrendering such Certificate shall, if required by Acquiror, have such Person's signature guaranteed by a bank, brokerage firm or other financial intermediary that is a member of a medallion guarantee program. Until surrendered in accordance with the provisions of this Section 2.2, each

Certificate shall represent for all purposes only the right to receive the applicable consideration set forth in Section 2.1.

            (c) Restrictive Legend. Notwithstanding anything herein to the contrary, each Certificate issued to a holder of Company Common Stock pursuant to the Merger shall bear a restrictive legend for securities not registered in the form approved by counsel for Acquiror.

            (d) No Further Rights in Stock. All shares of Acquiror Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of Sections 2.1 and 2.2 hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Certificates, and there shall be no further registration of transfer on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock represented by such Certificates which were outstanding immediately prior to the Effective Time. If, after the Effective Time, any such Certificates are presented to Acquiror, the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II, except as otherwise provided by law.

            (e) No Liability. Neither Acquiror nor the Surviving Corporation shall be liable to any holder of shares of Company Common Stock for any Acquiror Common Stock delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

            (f) Withholding of Tax. Acquiror or the Exchange Agent shall be entitled to deduct and withhold from the applicable amount of the Merger Consideration otherwise issuable to any former holder of Company Common Stock such amounts as Acquiror (or any Affiliate thereof) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Acquiror (or any Affiliate thereof) or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of Company Common Stock in respect of whom such deduction and withholding was made by Acquiror (or any Affiliate thereof) or the Exchange Agent.

            (g) Lost, Stolen or Destroyed Certificates. In the event any Certificate evidencing shares of Company Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit setting forth that fact by the Person claiming such lost, stolen or destroyed Certificate and, if required by Acquiror the posting by such Person of a bond in such reasonable amount as Acquiror may direct as indemnity against any claim that may be made against Acquiror, the Surviving Corporation or the Exchange Agent with respect to such Certificate, Acquiror shall cause the Exchange Agent to pay to such Person the applicable amount of the Merger Consideration with respect to such lost, stolen or destroyed Certificate.

            (h) Distributions With Respect to Unexchanged Company Common Stock. No dividends or other distributions declared or made with respect to Acquiror Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Acquiror Common Stock such holder is entitled to receive pursuant to Section 2.1 until such holder shall surrender such Certificate. Subject to applicable law and the provisions of this Article II, following the surrender of any such Certificate there shall be paid to the record holder of the shares of Acquiror Common Stock issued in exchange for such Certificate, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Acquiror Common Stock.

      SECTION 2.3 Transfer Books. At the Effective Time, the transfer books of the Company with respect to all shares of capital stock and other securities of the Company shall be closed and no further registration of transfers of such shares of capital stock shall thereafter be made on the records of the Company. On or after the Effective Time, if any Certificates for shares of Company Common Stock (excluding any shares described in Section 2.1(b)) are presented to the Exchange Agent, the Surviving Corporation or Acquiror for any reason, such Certificates shall be canceled and exchanged as provided in this Article II, except as otherwise provided by law.

                                  ARTICLE III.

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      The Company hereby represents and warrants to Acquiror and Merger Sub, subject to the exceptions set forth in the Company's disclosure schedule (which exceptions shall specifically identify a section, subsection or clause of a single section or subsection hereof, as applicable, to which such exception relates, it being understood and agreed that each such exception shall be deemed to be disclosed both under such section, subsection or clause hereof and any other section, subsection or clause hereof to which such disclosure reasonably relates) that:

      SECTION 3.1 Organization and Qualification; Subsidiaries.

            (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization is duly qualified to conduct its business, and is in good standing, in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures which have not had and would not be reasonably likely to have a Material Adverse Effect on the Company. The Company has the requisite corporate power and authority and any necessary governmental authority, franchise, license or permit to own, operate, lease and otherwise to hold and operate its assets and properties and to carry on its businesses as now being conducted, except for such failures which have not had and would not be reasonably likely to have a Material Adverse Effect on the Company. The Company has no Subsidiaries (as defined below) or any direct or indirect beneficial ownership of any securities, equity or other ownership interest in any Person.

            (b) For purposes of this Agreement, a "Subsidiary" of any Person means any corporation, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary of such Person) (i) owns, directly or indirectly, fifty percent (50%) or more of the capital stock, partnership interests or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity; or (ii) possesses, directly or indirectly, control over the direction of management or policies of such corporation, partnership, joint venture or other legal entity (whether through ownership of voting securities, by agreement or otherwise).

      SECTION 3.2 Certificate of Incorporation and Bylaws. The Company has heretofore delivered to Acquiror a complete and correct copy of the certificate or articles of incorporation and the bylaws of the Company, each as amended to the date of this Agreement. Each such certificate or articles of incorporation and bylaws is in full force and effect. The Company is not in violation of any of the provisions of its certificate or articles of incorporation or bylaws.

      SECTION 3.3 Capitalization.

            (a) The authorized capital stock of the Company consists of 200,000 shares, par value $0.01, of Common Stock. There are 950 shares of Company Common Stock issued and outstanding and 50 shares of Company Common Stock held by the Company in its treasury.

            (b) All outstanding shares of capital stock of the Company are, and all shares which may be issued will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights and were issued in full compliance with applicable federal and state securities laws. Except as set forth on Schedule 3.3(b), there are not issued, reserved for issuance or outstanding (1) any shares of capital stock or other voting securities of the Company, (2) any securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or voting securities or ownership interests of the Company, or (3) any warrants, calls, options, conversion rights, rights of exchange, plans or other rights of any kind to acquire from the Company, or any obligation of the Company to issue, any capital stock, voting securities or other ownership interests in, or securities convertible into or exchangeable or exercisable for, capital stock or voting securities of, or other ownership interests in, the Company. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities, including, without limitation, any offer, issuance or sale in such a manner.

            (c) Except as set forth in Schedule 3.3(c) , the Company is not a party to any agreement restricting the purchase or transfer of, relating to the voting of or granting any preemptive or antidilutive rights with respect to, any securities of the Company or any of the Company Subsidiaries that are outstanding or that may be subsequently issued upon the conversion or exercise of any instrument or otherwise.

            (d) At the Effective Time the aggregate number of outstanding shares of Company Common Stock on a fully diluted basis shall not exceed 950 shares.

      SECTION 3.4 Authority. The Company has the necessary corporate power and authority to enter into this Agreement. The Board of Directors and all of the stockholders of the Company, by joint written consent in lieu of meeting dated September 1, 2000, have authorized and approved this Agreement and the merger as required by New York Law and the consummation of the transactions contemplated hereby. The unanimous written consent of the holders of all outstanding shares of Company Common Stock to authorize and approve this Agreement and the

Merger and the consummation of the transactions contemplated hereby is the only vote of the holders of any class or series of the Company's capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Acquiror and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors' rights generally and by the application of general principles of equity.

      SECTION 3.5 No Conflict; Required Filings and Consents.

            (a) Except as set forth in Schedule 3.5(a), the execution and delivery of this Agreement by the Company do not, and the performance by the Company of its obligations under this Agreement will not, (1) conflict with or violate the certificate or articles of incorporation or bylaws of the Company,
(2) subject to obtaining the approvals and compliance with the requirements set forth in Section 3.5(b), to the Company's knowledge conflict with or violate any law, statute, ordinance, rule, regulation, order, judgment or decree applicable to the Company or by which any of its properties or assets is bound or affected, or (3) result in any breach of or constitute a default (or an event which with or without notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any of the properties or assets of the Company pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company or any of its properties or assets is bound or affected, except, in the case of clauses (2) and (3) above, for any such conflicts, violations, breaches, defaults or other alterations or occurrences that (A) would not prevent or delay consummation of the Merger in any material respect or otherwise prevent the Company from performing its obligations under this Agreement in any material respect, and (B) have not had and would not be reasonably likely to have a Material Adverse Effect on the Company.

            (b) To the Company's knowledge, the execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign (each a "Governmental Entity"), by or with respect to the Company or any Company Subsidiary, except (1) for filing and recordation of appropriate merger documents as required by New York Law, and (2) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, (A) would not prevent or delay consummation of the Merger in any material respect or otherwise prevent the Company from performing its obligations under this Agreement in any material respect, or (B) have not had and would not be reasonably likely to have a Material Adverse Effect on the Company.

            (c) The execution and delivery of this Agreement by the Company do not, the performance of this Agreement by the Company will not, and the consummation of the transactions contemplated by this Agreement will not, (1) entitle any current or former employee or officer of the Company or any ERISA Affiliate to severance pay, unemployment compensation or any other payment, (2) accelerate the time of payment or vesting, or increase the amount of compensation, due any such employee or officer, or (3) accelerate the vesting of any stock option or of any shares of restricted stock or other securities of the Company.

      SECTION 3.6 Financial Statements: Absence of Undisclosed Liabilities or Material Adverse Change:

            (a) The Company has previously furnished to Acquiror copies of its audited balance sheet as at December 31, 1999 and the related statements of operations, stockholders' equity and cash flows for the years then ended, including the footnotes thereto (the " Audited Financial Statements"), certified by Kurcias, Jaffe & Company LLP, independent certified public accountants, and its most recent unaudited balance sheet as at June 30, 2000 and the related statements of operations, stockholders' equity and cash flows for the six months then ended (the " Interim Financial Statements"). The Audited Financial Statements and the Interim Financial Statements comply in all material respects with the published rules and regulations of the SEC, have been prepared in accordance with generally accepted accounting principles ("GAAP") applied consistently throughout the periods involved and present fairly the consolidated financial position, results of operations and cash flows of the Company on and as of the dates and for the periods indicated, subject, in the case of the Interim Financial Statements, to normal year-end adjustments. The statements of operations do not contain any special or nonrecurring items (as compared to the prior year) of income or loss, except as expressly specified therein.

            (b) There has not been any material adverse change in the financial condition of the Company from that set forth in the Interim Financial Statements.

      SECTION 3.7 No Undisclosed Liabilities. The Company does not have any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except (a) liabilities or obligations reflected in the Interim Financial Statements through June 30, 2000, (b) liabilities or obligations incurred in the ordinary course of business consistent with past practice since June

30, 2000 which have not had, and will not have, a Material Adverse Effect on the Company, (c) liabilities or obligations which have not had and are not reasonably likely to have a Material Adverse Effect on the Company and (d) liabilities under contracts of the type required to be disclosed by the Company on any Schedule and so disclosed or which because of the dollar amount or other qualifications are not required to be listed on such Schedule.

      SECTION 3.8 Absence of Certain Changes or Events. Except as set forth on
Schedule 3.8, since December 31, 1999, the Company has conducted its business in the ordinary course consistent with past practice and there has not been any condition, event or occurrence that, individually or in the aggregate, has resulted, or could reasonably be expected to result, in a Material Adverse Effect with respect to the Company.

      SECTION 3.9 Absence of Litigation. There are (a) no claims, actions, suits, audits, investigations, or proceedings pending or, to the knowledge of the Company, threatened against the Company before any court, administrative, governmental, arbitral, mediation or regulatory authority or body, domestic or foreign, that would be reasonably likely to have a Material Adverse Effect on the Company or that challenge or seek to prevent, enjoin, alter or materially delay the transactions contemplated hereby, and (b) no judgments, decrees, injunctions or orders of any Governmental Entity or arbitrator outstanding against the Company.

      SECTION 3.10 Licenses and Permits; Compliance with Laws. Set forth on
Schedule 3.10 is a true and complete list of all permits, licenses, franchises, authorizations and approvals (none of which has been modified or rescinded and all of which are in full force and effect) from all Governmental Entities held by the Company (the "Company Permits"). The Company Permits constitute all permits, licenses and approvals of all Governmental Entities which are necessary for the operation of the businesses of the Company as presently conducted and for the Company to own, lease and operate their respective properties, except where the failure to have any such permits, licenses or approvals would not have a Material Adverse Effect on the Company. The Company is in compliance with the terms of the Company Permits and all applicable statutes, laws, ordinances, rules and regulations, except where the failure so to comply would not have a Material Adverse Effect on the Company.

      SECTION 3.11 Unlawful Payments. None of the Company or, to the knowledge of the Company, any officer, director, employee, agent or representative of the Company has made, directly or indirectly, any bribe or kickback, illegal political contribution, payment from corporate funds which was incorrectly recorded on the books and records of the Company, unlawful payment from corporate funds to governmental or municipal officials in their individual capacities for the purpose of affecting their action or the actions of the jurisdiction which they represent to obtain favorable treatment in securing business or licenses or to obtain special concessions of any kind whatsoever, or illegal payment from corporate funds to obtain or retain any business.

      SECTION 3.12 Taxes. The Company has prepared and filed on a timely basis with all appropriate Governmental Entities all material returns, reports, information statements and other documentation in respect of Taxes that it is required to file, including extensions, and all such returns, reports, information statements and other documentation are correct and complete in all material respects. The Company has paid in full all Taxes due (other than Taxes, the failure of which to pay would not have a Material Adverse Effect on the Company) and, in the case of material Taxes accruing but not due, the Company has made adequate provisions in its books and records and financial statements for such payments. The Company has withheld from payments made to its present or former employees, contractors, officers and directors, creditor or other third party, all amounts required by law to be withheld except where the liability for which would not have a Material Adverse Effect on the Company, and has, where required, remitted such amounts within the applicable periods to the appropriate Governmental Entities. In addition, (a) there are no assessments of, or claims against, the Company with respect to Taxes, the liability for which would have a Material Adverse Effect on the Company, that are outstanding; (b) no Governmental Entity is conducting an examination or audit of the Company in respect of Taxes and the Company has not received notice of any such examination or audit from any Governmental Entity; and (c) the Company has not executed or filed any agreement extending the period of assessment or collection of any Taxes which remain in effect.

      SECTION 3.13 Intellectual Property.

            (a) Schedule 3.13 sets forth a list and brief description of all material Intellectual Property owned, utilized or licensed by the Company (all of the foregoing items collectively referred to as the "Company Intellectual Property"). Schedule 3.13 identifies the Company Intellectual Property based on the following categories: (1) inventions, patents and patent applications, (2) trademarks and trade names, (3) copyrights, and (4) licenses. The Company has furnished Acquiror with copies of all license agreements to which the Company is a party, either as licensor or licensee, with respect to the Company Intellectual Property. The Company has good title to, or the right to use, all the Company Intellectual Property and all inventions, processes, designs, formulae, trade secrets and know-how necessary for the conduct of the businesses of the Company as presently conducted or currently proposed to be conducted, without the payment of any royalty or similar payment except to the extent disclosed on Schedule 3.13. To the knowledge of the Company, the Company is not infringing on any Intellectual Property right of others, or has knowledge of any infringement by others of such rights of the Company.

            (b) All licenses set forth on Schedule 3.13 are valid and binding obligations of the Company and, to the knowledge of the Company, of the other parties thereto, and are enforceable against the Company and, to the knowledge of the Company, against the other parties thereto in accordance with their respective terms. Except as set forth on Schedule 3.13, the Company owns and possesses all right, title and interest in and to, or have the right to use pursuant to a valid license, all the Company Intellectual Property necessary for the operation of the business of the Company as presently conducted or currently proposed to be conducted.

            (c) The Company also has delivered to Acquiror correct and complete samples or copies of all trademark, service mark, and copyright registrations and patents and, as relate to the foregoing, applications for registrations, licenses, agreements and permissions (as amended to date) held by the Company, and the Company has made available to Acquiror correct and complete copies of all other written documentation evidencing ownership and prosecution (if applicable) of each such item. With respect to each item of Company Intellectual Property necessary for the conduct of the business of the Company as heretofore and as currently conducted, each as set forth on Schedule 3.13, to the knowledge of the Company: (1) with respect to each item of Company Intellectual Property not owned by the Company, the identified owner of such item possesses all right, title, and interest in and to the item; (2) the item is not subject to any outstanding judgments, decrees, injunctions or orders of any Governmental Entity or arbitrator; (3) no charge, complaint, action, suit, proceeding, hearing, investigation, claim, or demand is pending or is threatened which challenges the legality, validity, enforceability, use, or ownership of the item; and (4) except as set forth on Schedule 3.13, the Company has not agreed to indemnify any Person for or against any interference, infringement, misappropriation, or other conflict with respect to the item.

            (d) Except as set forth on Schedule 3.13, all of the computer software, computer firmware, computer hardware (whether general or special purpose), and other similar or related items of automated, computerized, and/or software system(s) that are used or relied on by the Company in the administration and conduct of its business, to the knowledge of the Company (i) are able to process date data (including, but not limited to, calculating, comparing, and sequencing) in a consistent manner from, into and between the twentieth century (through 1999), the year 2000 and the twenty-first century, including leap year calculations, and (ii) have not malfunctioned, ceased to function, generated incorrect data, or produced incorrect results when processing, providing, and/or receiving (A) date-related data into and between the twentieth and twenty-first centuries, or (B) date-related data in connection with any valid date in the twentieth and twenty-first centuries.

      SECTION 3.14 Material Contracts.

            (a) Schedule 3.14 sets forth a complete and correct list, as of the date of this Agreement, of all agreements of the following type to which the Company is a party or may be bound (collectively, the "Company Material Contracts"): (1) agreements currently in full force and effect that would be required to be filed as an exhibit to a Company Registration Statement under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 10-SB;
(2) employment, severance, termination, consulting and retirement agreements;
(3) loan agreements, indentures, letters of credit, mortgages, notes and other debt instruments and guarantees of any of the foregoing; (4) agreements that require aggregate annual payments of more than Fifty Thousand Dollars ($50,000)(unless such agreements are terminable without penalty upon ninety (90) days (or less) notice); (5) agreements containing any provisions with respect to a "change in control"; (6) agreements with any employee, director, officer or beneficial owner (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of five percent (5%) or more of Company Common Stock; (7) agreements or arrangements concerning a partnership or joint venture; (8) agreements and arrangements requiring noncompetition by the Company; (9) agreements relating to the manufacturing, packaging, marketing, sale or distribution by the Company of any products owned or licensed by the Company;
(10) all leases (or subleases) with respect to real property leased by the Company as lessee or sublessee ("Real Property Leases"); and (11) agreements for a remaining term of five (5) years or more with any customer of the Company.

            (b) Except as set forth in Schedule 3.14, all the Company Material Contracts are valid and in full force and effect on the date hereof except to the extent they have previously expired in accordance with their terms, and the Company has not (or has no knowledge that any party thereto has) violated any provision of, or committed or failed to perform any act which with or without notice, lapse of time or both would constitute a default under the provisions of, any Company Material Contract, except for defaults which would not reasonably be expected to have a Material Adverse Effect on the Company. True and complete copies of all Company Material Contracts have been delivered to Acquiror.

      SECTION 3.15 Employee Benefit Plans. The Company has no pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation or bonus plans or agreements or other incentive plans or agreements, other employee programs, arrangements or agreements or benefit plans or fringe benefit plans, including, without limitation, all "employee benefit plans" as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (collectively, "Benefit Plans"), except for group health insurance.

      SECTION 3.16 Properties; Assets. The Company does not own (of record or beneficially) any real property or have any interest in any real property other than the leasehold interests granted pursuant to the Real Property Leases. The Company is the lessee of all leasehold estates granted pursuant to the Real Estate Leases and is in possession of the properties purported to be leased thereunder, and each such Real Property Lease is valid without default thereunder by the lessee. The assets and properties of the Company, taken as a whole, are in good operating condition and repair (ordinary wear and tear excepted), and constitute all of the assets and properties which are required for the businesses and operations of the Company as presently conducted.

      SECTION 3.17 Labor Relations. The Company is not a party to any collective bargaining agreement or other contract or agreement with any labor organization or other representative of any of the employees of the Company. To the knowledge of the Company, the Company is in compliance in all material respects with all laws relating to the employment or the workplace, including, without limitation, provisions relating to wages, hours, collective bargaining, safety and health, work authorization, equal employment opportunity, affirmative action plans, immigration and the withholding of income taxes, unemployment compensation, worker's compensation, employee privacy and right to know and social security contributions.

      SECTION 3.18 Environmental Matters.

            (a) Except for matters which would not have a Material Adverse Effect on the Company, (i) the Company is in compliance with all applicable Environmental Laws (as defined below), (ii) the Company has received no written communication that alleges that the Company is not in compliance with applicable Environmental Laws, (iii) to the Company's knowledge no permits or other governmental authorizations pursuant to the Environmental Laws ("Company Environmental Permits") are required by the Company for the conduct of its businesses, and (iv) the Company does not handle, store, transport, treat, or dispose of any Hazardous Materials (as defined below).

            (b) There is no Company Environmental Claim (as defined below) pending or, to the knowledge of the Company, threatened against or involving the Company or against any

Person whose liability for any Environmental Claim the Company has or may have retained or assumed either contractually or by operation of law.

            (c) Except for matters which would not have a Material Adverse Effect on the Company, to the knowledge of the Company there are no past or present actions or activities by the Company or any other Person involving the storage, treatment, release, emission, discharge, disposal or arrangement for disposal of any Hazardous Materials that could reasonably form the basis of any Company Environmental Claim against the Company or against any Person whose liability for any Company Environmental Claim the Company may have retained or assumed either contractually or by operation of law.

            (d) As used herein, these terms shall have the following meanings:

                  (1) "Company Environmental Claim" means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation (written or oral) by any Person or Governmental Entity alleging potential liability arising out of, based on or resulting from the presence, or release or threatened release into the environment of, or any exposure to, any Hazardous Materials at any property or location owned or leased by the Company or other circumstances forming the basis of any violation or alleged violation of any Environmental Law.

                  (2) "Environmental Laws" means all applicable foreign, federal, state and local laws (including the common law), rules, requirements and regulations relating to pollution, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or protection of human health as it relates to the environment including, without limitation, laws and regulations relating to releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials or relating to management of asbestos in buildings.

                  (3) "Hazardous Materials" means wastes, substances, or materials (whether solids, liquids or gases) that are deemed hazardous, toxic, pollutants, or contaminants under any Environmental Laws, including, without limitation, substances defined as "hazardous substances", "toxic substances", "radioactive materials, including sources of ionizing and nonionizing radiation", "petroleum products or wastes" or other similar designations in, or otherwise subject to regulation under, any Environmental Law.

      SECTION 3.19. Insurance. Schedule 3.19 contains a list of all insurance policies of director and officer liability, title, property, fire, casualty, liability, life, workmen's compensation, libel and slander, and other forms of insurance in force with respect to the Company. All such insurance policies (a) insure against such risks, and are in such amounts, as are appropriate and reasonable, in the judgment of the Company's Board of Directors, considering the Company's properties, businesses and operations, (b) are in full force and effect, and (c) are valid, outstanding, and enforceable. The Company has received or given no notice of cancellation with respect to any such insurance policies.

      SECTION 3.20 Regulatory Compliance.

            (a) As to each product subject to the jurisdiction of the FDA under the Federal Food, Drug and Cosmetic Act and the regulations thereunder ("FDCA") and the Public Health Services Act ("PHSA") and the regulations thereunder, and each product subject to the jurisdiction of the Drug Enforcement Administration ("DEA") under the Controlled Substances Act ("CSA") and the regulations thereunder (each such product, a "Pharmaceutical Product") that is manufactured, packaged, labeled, tested, distributed, sold, and/or marketed by the Company, or any Pharmaceutical Product licensed by the Company to any licensee of the Company (a

"Product Licensee"), such Pharmaceutical Product is being manufactured, packaged, labeled, tested, distributed, sold and/or marketed by the Company, and, to the knowledge of the Company, each Product Licensee in compliance with all applicable requirements under FDCA, PHSA, CSA, and similar laws, rules and regulations relating to investigational use, premarket clearance, licensure, or application approval, good manufacturing practices, good laboratory practices, good clinical practices, labeling, advertising, record keeping, filing of reports including but not limited to adverse event reports as required by 21 C.F.R. sec. 314.80, and security, except where the failure to be in compliance would not have a Material Adverse Effect on the Company. None of the Company or, to the knowledge of the Company, any Product Licensee has received any notice or other communication from the FDA, DEA, or any other Governmental Entity (i) contesting the premarket clearance, licensure, registration, or approval of, the uses of, the distribution of, the manufacturing or packaging of, the testing of, sale of, controlled substance scheduling of, or the labeling and promotion of any Pharmaceutical Product described in this Section 3.20 or (ii) otherwise alleging any violation of any laws, rules or regulations by the Company or any Product Licensee which would have a Material Adverse Effect on the Company.

            (b) No Pharmaceutical Products of the Company or Pharmaceutical Products which are licensed by the Company to any Product Licensee have been recalled, withdrawn, replaced, suspended or discontinued nor have any DEA registrations been terminated by the Company, any Company Subsidiary or any Product Licensee in the United States or outside the United States (whether voluntarily or otherwise) since January 1, 1999. There are no completed or pending efforts to impose a clinical hold on any clinical investigation, proceedings seeking the recall, withdrawal, replacement, suspension or seizure of any such Pharmaceutical Product, or proceedings seeking the suspension or revocation of any DEA registration including an order to show cause against the Company or, to the knowledge of the Company, any Product Licensee, nor have any such efforts or proceedings been pending at any time since January 1, 1999 which would have a Material Adverse Effect on the Company.

            (c) As to each biological drug or other drug of the Company or the Company Subsidiaries for which a biological license application establishment license application, product license application, new drug application, investigational new drug application, abbreviated new drug application, registration issued by the DEA, or similar state or foreign regulatory application has been approved, the Company and, to the knowledge of the Company, the Product Licensees are in compliance with 21 U.S.C. sec. 355, 42 U.S.C. sec. 351, and 21 U.S.C. sec. 822, and 21 C.F.R. Parts 312, 314, 601, and 1301 et
seq., respectively, and similar laws and all terms and conditions of such applications, except where the failure to be in compliance would not have a Material Adverse Effect on the Company. As to each such biological drug or other drug, the Company and, to the knowledge of the Company, each Product Licensee and the officers, employees or agents of the Company and, to the knowledge of the Company, the officers, employees or agents of each Product Licensee have included in the application for such biological drug or other drug, where required, the certification described in 21 U.S.C. sec. 335a(k)(1) or any similar law and the list described in 21 U.S.C. sec. 335a(k)(2) or any similar law, and such certification and such list was in each case true and accurate when made and remained true and accurate thereafter, except in the case where the failure of such application to be true and accurate would not have a Material Adverse Effect on the Company. In addition, the Company and, to the knowledge of the Company, each Product Licensee is in material compliance with all applicable registration and listing requirements set forth in 21 U.S.C. sec. 360 and 21 C.F.R. Part 207 and all similar laws.

            (d) Each article of any biological drug or other drug manufactured and/or distributed by the Company and, to the knowledge of the Company, any Product Licensee is not adulterated within the meaning of 21 U.S.C. sec. 351 (or similar laws) or misbranded within the meaning of 21 U.S.C. sec. 352 (or similar laws), and is not a product that is in violation of 21 U.S.C. sec. 355, 42 U.S.C. sec. 351 (or similar laws), except where such failure in compliance with the foregoing would not have a Material Adverse Effect on the Company.

            (e) None of the Company or, to the knowledge of the Company, any Product Licensee, or any officer, employee or agent of either the Company or, to the knowledge of the Company, any Product Licensee has made any untrue statement of a material fact or fraudulent statement to the FDA or other Governmental Entity, failed to disclose a fact required to be disclosed to the FDA or any other Governmental Entity, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, could reasonably be expected to provide a basis for the FDA to invoke its policy respecting "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities", set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy, or for or any other Governmental Entity to take any action which could have a Material Adverse Effect on the Company. None of the Company or, to the knowledge of the Company, any Product Licensee, or any officer, employee or agent of the Company or, to the knowledge of the Company, any Product Licensee, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. sec. 335a(a) or any similar law or authorized by 21 U.S.C. sec. 335a(b) or any similar law.

            (f) None of the Company or, to the knowledge of the Company, any Product Licensee has received any written notice that the FDA or any other Governmental Entity has commenced, or threatened to initiate, any action to withdraw its approval of, request the recall of, or change the controlled substances schedules of any product of the Company or any Product

Licensee, or commenced, or threatened to initiate, any action to impose a clinical hold on any clinical investigation by the Company or any Product Licensee, or any action to enjoin production at, or suspend or revoke the DEA registration or any facility of, or enter into a Consent Decree of Permanent Injunction with the Company or any Product Licensee which would have a Material Adverse Effect on the Company.

            (g) The Company and, to the knowledge of the Company, the Product Licensees are not in violation of, in any material respect, and are in material compliance with, all applicable laws, rules and regulations regarding the conduct of pre-clinical and clinical investigations, including, but not limited to, good laboratory practices, good clinical practices, investigational new drug requirements and requirements regarding informed consent and Institutional Review Boards designed to ensure the protection of the rights and welfare of human subjects, including, but not limited to, the requirements provided in 21 C.F.R. Parts 50, 56, 58 and 312.

            (h) To the extent that any biological drugs or other drug is intended for export from the United States, each of the Company and, to the knowledge of the Company, each Product Licensee is in full compliance with all of the requirements in 21 U.S.C. sec. 381(e) or sec. 382, and the Controlled Substances Import and Export Act (21 U.S.C. sec. 951, et. seq.

            (i) The Company and, to the knowledge of the Company, each Product Licensee is not in violation of and is in material compliance with all applicable laws, rules and regulations regarding the manufacture, analysis, distribution and investigation of controlled substances including, but not limited to, the requirements provided by 21 U.S.C. sec. 801, et. seq., and 21 C.F.R. sec. 1300 et. seq.

            (j) The Company has provided or made available to Acquiror all documents in its possession or, to the knowledge of the Company, the possession of Product Licensees concerning communication to or from FDA or DEA, or prepared by FDA or DEA which bear in any material respect on compliance with FDA or DEA regulatory requirements.

      SECTION 3.21 No Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

      SECTION 3.22 Disclosure. No representation or warranty of the Company in this Agreement and no statement in the Company's disclosure schedules contains any statement which is false or misleading with respect to any material fact or omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not false or misleading.

                                   ARTICLE IV.

                  REPRESENTATIONS AND WARRANTIES OF MERGER SUB

      Acquiror and Merger Sub jointly and severally represent and warrant to the Company as follows:

      SECTION 4.1 Organization and Qualification. Merger Sub is a corporation duly organized, validly existing and in good standing under New York Law. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. As of the date of this Agreement, except for obligations or liabilities incurred in connection with its incorporation and organization and otherwise in connection with the transactions contemplated by this Agreement, Merger Sub has not incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person. The capital stock of Merger Sub is directly owned 100% by Acquiror, there are no outstanding or authorized options, warrants, calls, rights, commitments or any other contracts requiring Merger Sub to issue, transfer, sell, purchase, redeem or acquire any shares of capital stock and Merger Sub has not incurred any obligations or liabilities or engaged in any business or activities of any type or kind whatsoever or entered into any Contract with any Person other than pursuant to this Agreement.

      SECTION 4.2 Certificate of Incorporation and Bylaws. Merger Sub has heretofore made available to the Company a complete and correct copy of the certificate of incorporation and the bylaws of Merger Sub, each as amended to date. Such certificate of incorporation and bylaws are in full force and effect. Merger Sub is not in violation of any of the provisions of its certificate of incorporation or bylaws.

      SECTION 4.3 Authority. Merger Sub has the necessary corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Merger Sub and the consummation by Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company and Acquiror, constitutes a legal, valid and binding obligation of Merger Sub, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors' rights generally and by the application of general principles of equity.

      SECTION 4.4 No Conflict; Required Filings and Consents.

            (a) The execution and delivery of this Agreement by Merger Sub do not, and the performance by Merger Sub of its obligations under this Agreement will not, (1) conflict with or violate the certificate of incorporation or bylaws of Merger Sub, (2) subject to compliance with the requirements set forth in Section 4.4(b) below, conflict with or violate any law, statute, ordinance, rule, regulation, order, judgment or decree applicable to Merger Sub or by which any of its properties or assets is bound or affected.

            (b) The execution and delivery of this Agreement by Merger Sub do not, and the performance of this Agreement by Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (1) for (A) applicable requirements, if any, of the Exchange Act, Securities Act, state takeover laws, and the National Association of Securities Dealers, Inc. (the "NASD"), and (B) filing and recordation of appropriate merger documents as required by New York Law, and (2) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger in any material respect.

      Section 4.5 No Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Merger Sub.

                                   ARTICLE V.

                   REPRESENTATIONS AND WARRANTIES OF ACQUIROR

      Acquiror represents and warrants to the Company subject to the exceptions set forth herein and in Acquiror's disclosure schedules (which exceptions shall specifically identify a Section, Subsection or clause of a single Section or Subsection hereof, as applicable, to which such exception relates, it being understood and agreed that each such exception shall be deemed to be disclosed both under such Section, Subsection or clause hereof and any other Section, Subsection or clause hereof to which such disclosure reasonably relates) that:

      SECTION 5.1 Organization and Qualification; Subsidiaries. Acquiror is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Acquiror is duly qualified to conduct its business, and is in good standing, in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures which would not have a Material Adverse Effect on Acquiror. Acquiror has the requisite power and authority and any necessary governmental authority, franchise, license or permit to own, operate, lease and otherwise to hold and operate its assets and properties and to carry on its business as now being conducted, except for such failures which would not have a Material Adverse Effect on Acquiror. The Acquiror has no Subsidiaries other than Merger Sub.

      SECTION 5.2 Certificate of Incorporation and Bylaws. Acquiror has heretofore delivered to the Company a complete and correct copy of the articles of incorporation and the bylaws of Acquiror, each as amended to date. Such articles of incorporation and bylaws are in full force and effect. Acquiror is not in violation of any of the provisions of its articles of incorporation or bylaws.

      SECTION 5.3 Capitalization.

            (a) The authorized capital stock of Acquiror consists of ten million (10,000,000) shares of Common Stock, and there are(1) two hundred forty two thousand five hundred (242,500) shares of Acquiror Common Stock issued and outstanding, (2) no shares of Acquiror Common Stock reserved for issuance except in connection with the Stock Split and the Private Placement, and (3) no shares of Acquiror Common Stock held in Acquiror's treasury.

            (b) All outstanding shares of capital stock of Acquiror are, and all shares which may be issued will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except for the Stock Split and Private

Placement expressly contemplated by this Agreement, (1) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities of Acquiror, (B) any securities of Acquiror or Merger Sub convertible into or exchangeable or exercisable for shares of capital stock or voting securities of or ownership interests in Acquiror or Merger Sub, (C) any warrants, calls, options, conversion rights, rights of exchange, plans or other rights of any kind to acquire from Acquiror or Merger Sub, and any obligation of Acquiror or Merger Sub to issue, any capital stock, voting securities or other ownership interests in, or securities convertible into or exchangeable or exercisable for capital stock or voting securities of or other ownership interests in, Acquiror or Merger Sub, and (2) there are no outstanding obligations of Acquiror or Merger Sub to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

            (c) Acquiror is not a party to any agreement granting any preemptive or antidilutive rights with respect to any securities of Acquiror that are outstanding as of the date hereof, or with respect to any securities of Acquiror that may be subsequently issued upon the conversion or exercise of any instrument outstanding as of the date hereof.

      SECTION 5.4 Authority. Acquiror has the necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Acquiror and the consummation by Acquiror of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other proceedings on the part of Acquiror are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Acquiror and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Acquiror, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors' rights generally and by the application of general principles of equity. Acquiror, as the sole stockholder of Merger Sub, has approved the Merger and this Agreement.

      SECTION 5.5 No Conflict; Required Filings and Consents.

            (a) The execution and delivery of this Agreement by Acquiror do not, and the performance by Acquiror of its obligations under this Agreement will not, (1) conflict with or violate the articles of incorporation or bylaws of Acquiror, (2) conflict with or violate any law, statute, ordinance, rule, regulation, order, judgment or decree applicable to Acquiror its properties or assets are bound or affected, or (3) result in any breach of or constitute a default (or an event which with or without notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any of the properties or assets of Acquiror pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Acquiror or Merger Sub is a party or by which Acquiror or any of their respective properties or assets are bound or affected, except, in the case of clauses (2) and (3) above, for any such conflicts, violations, breaches, defaults or other alterations or occurrences that would not (A) prevent or delay consummation of the Merger in any material respect or otherwise prevent Acquiror from performing its obligations under this Agreement in any material respect, and (B) have a Material Adverse Effect on Acquiror.

            (b) The execution and delivery of this Agreement by Acquiror does not, and the performance of this Agreement by Acquiror will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity by or with respect to Acquiror, except (1) for (A) applicable requirements, if any, of the Securities Act, Blue

Sky Laws, Exchange Act, state takeover laws, and the NASD and (B) filing and recordation of appropriate merger documents as required by New York Law and (2) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not (A) prevent or delay consummation of the Merger in any material respect, or otherwise prevent Acquiror from performing its obligations under this Agreement in any material respect, and (B) have a Material Adverse Effect on Acquiror.

      SECTION 5.6 SEC Filings; Financial Statements.

            (a) Acquiror is a reporting company under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), has filed all forms, reports, statements and other documents required to be filed with the SEC since December 31, 1997, and has heretofore delivered to the Company, in the form filed with the SEC since such date, together with any amendments thereto, all of its(i) Annual Reports on Form 10-K, (ii) Quarterly Reports on Form 10-Q, (iii) reports on Form 8-K and (iv) other reports or registration statements filed by Acquiror (collectively, the "Acquiror SEC Reports"). As of their respective filing dates, the Acquiror SEC Reports (i) complied as to form in all material respects with the requirements of the Exchange Act and the Securities Act, as applicable, and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Since the date of its incorporation, Acquiror has engaged in no business except as set forth in the Acquiror SEC Reports.

            (b) The unaudited March 31, 2000 financial statements, including the footnotes thereto, of Acquiror included in the Acquiror SEC Reports, and Acquiror's June 30, 2000 financial statements, including the footnotes thereto (the "June 30, 2000 Financial Statements"), certified by Scott & Guilfoyle, independent certified public accountants, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied consistently throughout the periods involved and present fairly the financial position, the results of operations and cash flows of Acquiror on and as of the dates and for the periods indicated, subject, in the case of interim financial statements, to normal year-end adjustments.

      SECTION 5.7 No Undisclosed Liabilities. Acquiror has no liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except (a) liabilities or obligations reflected in the June 30, 2000 Financial Statements, (b) liabilities or obligations incurred in the ordinary course of business consistent with past practice since June 30, 2000 and (c) liabilities or obligations which arose in connection with the Merger and transactions contemplated thereby.

      SECTION 5.8 Absence of Certain Changes or Events. Except as disclosed in the June 30, 2000 Financial Statements, since March 31, 2000 the Acquiror has conducted its business in the ordinary course consistent with past practice and there has not been any condition, event or occurrence that, individually or in the aggregate, has resulted, or could reasonably be expected to result in a Material Adverse Effect with respect to the Acquiror.

      SECTION 5.9 Absence of Litigation. As of the date hereof there are (a) no claims, actions, suits, investigations, or proceedings pending or, to Acquiror's knowledge, threatened against Acquiror or Merger Sub before any court, administrative, governmental, arbitral, mediation or regulatory authority or body, domestic or foreign, that would be reasonably likely to have a Material Adverse Effect on Acquiror or that challenge or seek to prevent, enjoin, alter or materially delay the transactions contemplated hereby, and (b) no judgments, decrees, injunctions or orders of any Governmental Entity or arbitrator outstanding against Acquiror or Merger Sub that would be reasonably likely to have a Material Adverse Effect on Acquiror.

      SECTION 5.10 Taxes. Acquiror has prepared and filed on a timely basis with all appropriate Governmental Entities all material returns, reports, information statements and other documentation (including extensions) required to be filed by Acquiror in respect of Taxes (the "Tax Returns") and all such Tax Returns are correct and complete in all material respects. Acquiror has paid in full all Taxes due (other than Taxes, the failure of which to pay have not had and are not reasonably likely to have a Material Adverse Effect on Acquiror) and, in the case of material Taxes accruing but not due, Acquiror has made adequate provision in its books and records and financial statements for such payment.

      SECTION 5.11 Compliance with Laws. To the knowledge of Acquiror, Acquiror is not in violation of, nor has Acquiror violated, any applicable provisions of any laws, statues, ordinances or regulations, other than as would not be reasonably likely to have a Material Adverse Effect.

      SECTION 5.12 Previous Issuances of Securities. All previous issuances of Acquiror's securities have been made in accordance with applicable State and Federal Securities laws or exemption therefrom.

      SECTION 5.13 Brokers. Except for Richard Friedman and Jeffrey Markowitz, each of whom is entitled to that number of shares of Acquiror Common Stock as shall equal .5% of Acquiror's outstanding Common Stock after giving effect to the Stock Split, the Private Placement and the Acquisition, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Acquiror.

      SECTION 5.14 Disclosure. No representation or warranty of Acquiror in this Agreement and no statement in Acquiror's disclosure schedules contains any statement which is false or misleading with respect to any material fact or omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

                                   ARTICLE VI.

                                    COVENANTS

      SECTION 6.1 Affirmative Covenants. The Company on the one hand, and Acquiror and Merger Sub on the other, each hereby covenants and agrees that, prior to the Effective Time, unless otherwise expressly contemplated by this Agreement or consented to in writing by the other, it shall: (a) operate its business in the usual and ordinary course consistent with past practices; (b) use its commercially reasonable efforts to preserve substantially intact its business organization, maintain its rights and franchises, retain the services of its respective officers and employees and maintain its relationship with its respective customers, suppliers, licensors, licensees, distributors and others having business dealings with them with the intention that its goodwill and ongoing business shall be unimpaired at the Effective Time; (c) use its commercially reasonable efforts to maintain and keep its properties and assets in as good repair and condition as at present, ordinary wear and tear excepted;
(d) use its commercially reasonable efforts to keep in full force and effect insurance comparable in amount and scope of coverage to that currently maintained; (e) prepare and file all Tax Returns required to be filed in a timely manner, and in a manner consistent with past practices and applicable laws and regulations; and (f)operate its business in accordance with the terms of its licenses and in all material respects with all applicable laws, rules and regulations.

      SECTION 6.2 Negative Covenants. Neither the Company on the one hand, nor Acquiror and Merger Sub on the other, except as expressly contemplated by this Agreement or otherwise consented to in writing by the other, from the date hereof until the Closing Date shall do any of the following:

            (a) declare or pay any dividend on, or make any other distribution in respect of, outstanding shares of its capital stock;

            (b) (1) redeem, repurchase or otherwise reacquire any shares of its capital stock or other securities or any securities or obligations convertible into or exchangeable for any share of its capital stock or other securities, or any options, warrants or conversion or other rights to acquire any shares of its capital stock or other securities or any such securities or obligations; (2) effect any merger, consolidation, restructuring, reorganization or recapitalization, or adopt a plan of complete or partial liquidation or dissolution; or (3) adjust, split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock or other securities;

            (c) (1) issue, pledge, deliver, award, grant or sell, or register under the Securities Act or the Exchange Act or otherwise file any registration statement under any statute covering, or authorize or propose the issuance, pledge, delivery, award, grant or sale of (including the grant of any Encumbrances on) or registration of or filing of any registration statement covering any shares of any class of its capital stock or other securities (including shares held in treasury), any securities convertible into or exercisable or exchangeable for any such shares or other securities, or any rights, warrants or options to acquire any such shares or other securities; or
(2) amend or otherwise modify the terms of any such rights, warrants or options;

            (d) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, (1) any business or any corporation, partnership, association or other business organization or division thereof or (2) make or commit to make any loans, advances or capital contributions to, or investments in, any other Person.

            (e) sell, lease, exchange, mortgage, pledge, transfer or otherwise encumber or dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer or otherwise encumber or dispose of, any of its assets, except for sales of inventory in the ordinary course of business and consistent with past practices;

            (f) except as otherwise contemplated by this Agreement or as required to comply with applicable law, (1) adopt, enter into, terminate or amend in any material respect (A) any Benefit Plan or (B) any other agreement, plan or policy involving it and one or more of its current or former directors, officers or employees, (2) increase in any manner the compensation, bonus or fringe or other benefits of, or pay any bonus to, any current or former officer, director or employee (except for normal increases of cash compensation or cash bonuses in the ordinary course of business consistent with past practice that, in the aggregate, do not materially increase its benefits or compensation expenses), (3) pay any benefit or amount not required under any Benefit Plan or any other benefit plan or arrangement as in effect on the date of this Agreement, other than in the ordinary course of business, (4) increase in any manner the severance or termination pay of any current or former director, officer or employee, (5) enter into or amend any employment, deferred compensation, consulting, severance, termination or indemnification agreement, arrangement or understanding with any current or former employee, officer or director, (6) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Benefit Plan (including the grant of stock options, "phantom" stock, stock appreciation rights, "phantom" stock rights stock based or stock related awards, performance units or restricted stock or the removal of existing restrictions in any Benefit Plans or agreements or awards made thereunder), (7) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Benefit Plan, (8) take any action to accelerate the vesting of payment of any compensation or benefit under any Benefit Plan or (9) materially change any actuarial or other assumption used to calculate funding obligations with respect to any pension plan or change the manner in which contributions to any pension plan are made or the basis on which such contributions are determined;

            (g) propose or adopt any amendments to its certificate or articles of incorporation or its bylaws;

            (h) incur any Indebtedness, other than in the ordinary course of business;

            (i) engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of such entity's Affiliates which involves the transfer of consideration or has a financial impact on such entity, other than pursuant to such agreements, arrangements, or understandings existing on the date of this Agreement;

            (j) except for transactions in the ordinary course of business, terminate, or amend or waive any provision of, any Material Contract;

            (k) transfer or license to any Person or otherwise extend, amend or modify any rights to Intellectual Property;

            (l) (1) make any change in any of its methods of accounting or (2) change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ended December 31, 1999, except, in the case of clause (1) or clause (2), as may be required by law or GAAP;

            (m) take any action that is intended or would reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in
Article VIII not being satisfied or in a violation of any provision of this Agreement; or

            (n) agree in writing or otherwise to do any of the foregoing.

                                  ARTICLE VII.

                              ADDITIONAL AGREEMENTS

      SECTION 7.1 Access and Information. During the period from the date hereof to the Effective Time (the "Interim Period"), the Company and Acquiror shall, and Acquiror shall cause Merger Sub to, afford to each other and their respective officers, employees, accountants, consultants, legal counsel and other representatives reasonable access during normal business hours (and at such other times as the parties may mutually agree) to the properties, executive personnel and all information concerning the business, properties, contracts, records and personnel of the Company, Merger Sub or Acquiror, as the case may be, as such other party may reasonably request.

      SECTION 7.2 Confidentiality. Acquiror and the Company each acknowledge and agree that: (a) all information received by it (the "Receiving Party") from or on behalf of the other party in connection with the transactions contemplated under this Agreement shall be deemed received pursuant to the confidentiality agreement previously executed between the Company and Acquiror (the "Confidentiality Agreement"), (b) such Receiving Party shall, and shall cause its officers, directors, employees, Affiliates, financial advisors and agents to comply with the provisions of the Confidentiality Agreement with respect to such information, and (c) the provisions of the Confidentiality Agreements are hereby incorporated herein by reference with the same effect as if fully set forth herein.

      SECTION 7.3 Private Placement. Acquiror shall undertake a private placement (the "Private Placement") to accredited investors which is intended to yield gross proceeds of no less than $1,000,000 and a maximum of $1,800,000 (without regard to a $300,000 over-allotment option) through the sale of shares of Acquiror's Common Stock not registered under the Securities Act by reason of the exemption available under Section 4(6) thereof. The closing of at least $1,000,000 in subscriptions under the Private Placement shall occur concurrently with the Closing under this Agreement. The proceeds of the Private Placement shall be utilized for working capital purposes of the Surviving Corporation. The Private Placement shall be effectuated through G-V Capital Corp. (the "Placement Agent"), which is a broker-dealer registered with the SEC and in good standing with the NASD, which shall be paid by Acquiror a

5% sales commission, a non-accountable expense allowance equal to the lesser of $30,000 or 2% of the Private Placement's gross proceeds including the over-allotment option, and shall receive from Acquiror for nominal consideration five year warrants (the "Placement Agent Warrants") to purchase at a price of $0.8065 each that number of shares of Acquiror Common Stock as shall equal 5% of the total number of shares sold in the Private Placement including the over-allotment shares.

      SECTION 7.4 Registration of Resale of Certain Shares of Common Stock. Acquiror shall use its best efforts to prepare and file within 180 days following the Effective Time a registration statement on Form SB-2 or S-1 with the SEC under the Securities Act in order to register the reoffer and redistribution of all the shares of Acquiror Common Stock sold in the Private Placement, the shares of Acquiror Common Stock underlying the Placement Agent Warrants, and the shares of Acquiror Common stock owned by Lawrence Kaplan, Richard Friedman and Jeffrey Markowitz among other securities. For the purposes hereof, the number of shares of Acquiror Common Stock to be included in the registration statement shall be adjusted by the Stock Split.

      SECTION 7.5 Public Announcements. Acquiror and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated hereunder and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law.

      SECTION 7.6 Indemnification.

            (a) From and after the Effective Time, the Company shall cause the Acquiror to indemnify, defend and hold harmless the present and former officers, directors and employees of Acquiror (collectively, the "Indemnified Parties") against all losses, expenses, claims, damages, liabilities or amounts that are paid in settlement of, with the approval of Acquiror or otherwise in connection with, any claim, action, suit, proceeding or investigation (a "Claim"), based in whole or in part on the fact that such person is or was such a director, officer or employee and arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), in each case to the fullest extent permitted under New York Law (and shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted under New York Law, upon receipt from the Indemnified Party to whom expenses are advanced of the undertaking to repay such advances contemplated by Section 723(c) of New York Law.

            (b) Any Indemnified Party wishing to claim indemnification under this Section 7.5, promptly upon learning of any such Claim, shall notify Acquiror (although the failure so to notify Acquiror shall not relieve Acquiror from any liability which Acquiror may have under this Section 7.5, except to the extent such failure prejudices Acquiror), and shall deliver to Acquiror the undertaking contemplated.

      SECTION 7.6 Further Action; Commercially Reasonable Efforts.

            (a) Each of the parties hereto shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable laws or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including, without limitation, using all its commercially reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and parties to contracts with the Company, Acquiror or Merger Sub as are necessary for the transactions contemplated herein. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use all commercially reasonable efforts to take all such action.

            (b) During the Interim Period, each of the parties hereto shall promptly notify the other in writing of any pending or, to the knowledge of such party, threatened action, proceeding or investigation by any Governmental Entity or any other Person (i) challenging or seeking damages in connection with the Merger or the conversion of Company Common Stock into the Merger Consideration pursuant to the Merger, or (ii) seeking to restrain or prohibit the consummation of the Merger or any of the transactions contemplated by this Agreement or otherwise limit the right of Acquiror to own or operate all or any portion of the business or assets of the Company.

            (c) Each party hereto shall use its commercially reasonable efforts to refrain from taking any action, or entering into any transaction, which would cause any of its representations or warranties contained in this Agreement to be untrue or which would result in a breach of any covenant made by it in this Agreement.

      SECTION 7.7 No Solicitation.

            (a) From the date of this Agreement until the Effective Time or the termination of this Agreement pursuant to the terms of this Agreement, the Company shall not and shall not permit any of its Affiliates, directors, officers, employees, agents or representatives, including, without limitation, any investment banker, attorney or accountant of the Company (collectively, "Representatives") directly or indirectly, to (i) initiate, solicit, encourage or otherwise facilitate (including by way of furnishing information), any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal (as defined below),
(ii) enter into or maintain or continue discussions or negotiate with any Person in furtherance of such inquiries or to obtain an Acquisition Proposal, or (iii) agree to, approve, recommend, or endorse any Acquisition Proposal, or authorize or permit any of its Representatives to take any such action and, the Company shall promptly notify Acquiror of any such inquiries and proposals received by the Company or any of its Representatives, relating to any of such matters.

            (b) For purposes of this Agreement, "Acquisition Proposal" means an inquiry, offer or proposal regarding any of the following (other than the transactions contemplated by this Agreement) involving the Company: (1) any merger, reorganization, consolidation, share exchange, recapitalization, business combination, liquidation, dissolution, or other similar transaction involving, or, any sale, lease, exchange, mortgage, pledge, transfer or other disposition of, all or any significant portion of the assets or ten percent (10%) or more of the equity securities of, the Company, in a single transaction or series of related transactions which could reasonably be expected to interfere with the completion of the Merger; (2) any tender offer or exchange offer for twenty percent (20%) or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith; or (3) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

      SECTION 7.8 Event Notices. During the Interim Period, each party hereto will promptly notify the other parties hereto of (a) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any condition to the obligations of such party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied and (b) the failure of such party to comply with any covenant or agreement to be complied with by it pursuant to this Agreement which would be likely to result in any condition to the obligations of such party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied. No delivery of any notice pursuant to this Section 7.8 will cure any breach of any representation or warranty, covenant, condition or agreement of such party contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

      SECTION 7.9 Tax Treatment. Each of Acquiror and the Company shall use reasonable efforts to cause the Merger to qualify as a reorganization under the provisions of Section 368 of the Code. The parties will characterize the Merger as such a reorganization for purposes of all Tax Returns and other filings.

      SECTION 7.10 Board of Directors of Acquiror. Promptly following the Effective Time, Acquiror will take all actions reasonably requested by Jack Schwartzberg, the Company's Chief Executive Officer, such that five designees of the Company and one designee of G-V Capital Corp., the placement agent in the Private Placement, shall be appointed as the sole members of Acquiror's Board of Directors.

                                  ARTICLE VIII.

                               CLOSING CONDITIONS

      SECTION 8.1 Conditions to Obligations of Acquiror, Merger Sub and the Company to Effect the Merger. The respective obligations of Acquiror, Merger Sub and the Company to effect the Merger and the other transactions contemplated herein shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law:

            (a) Private Placement. In the Private Placement Acquiror shall have received gross proceeds of at least $1 million; and in the event Acquiror receives gross proceeds of less than $1.5 million, Acquiror's pre-Private Placement shareholders shall have contributed to Acquiror's capital, pro rata, that number of shares of Acquiror Common Stock so that after giving effect to the Stock Split, the Private Placement and the Acquisition they shall own in the aggregate exactly 6% of Acquiror's outstanding shares of Common Stock.

            (b) Stock Split. The Stock Split shall have been duly authorized and effectuated.

            (c) No Order. No Governmental Entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute, rule, ordinance, regulation, executive order, decree, judgment, stipulation, injunction or other order (whether temporary, preliminary or permanent) in any case which is in effect and which prevents or prohibits consummation of the Merger or any other transactions contemplated in this Agreement; provided, however, that the parties shall use their reasonable efforts to cause any such decree, judgment, injunction or order to be vacated or lifted.

            (d) Lock-Up Agreements. The investors in the Private Placement, and Lawrence Kaplan, Richard Friedman, and Jeffrey Markowitz, each shall have entered into an agreement with the Placement Agent or Acquiror, respectively, in form and substance satisfactory to the Company and Acquiror, to the effect that without the prior written consent of the Placement Agent or Acquiror, respectively, each will not sell or otherwise dispose of his shares of Acquiror Common Stock for one year from the Effective Time or nine months following the effectiveness of Acquiror's Registration Statement covering the resale of such shares, whichever shall first occur.

            (e) Employment Agreements. Jack Schwartzberg and Shragie D. Aranoff shall have entered into employment agreements with Acquiror and the Company to serve as Chief Executive Officer and Chief Operating Officer, respectively, for a minimum initial term of three years.

            (f) Due Diligence. The parties shall have completed to their satisfaction their respective due diligence investigations.

      SECTION 8.2 Additional Conditions to Obligations of Acquiror and Merger Sub. The obligations of Acquiror and Merger Sub to effect the Merger and the other transactions contemplated in this Agreement are also subject to the following conditions, any or all of which may be waived by Acquiror, in whole or in part, to the extent permitted by applicable law:

            (a) Representations and Warranties. The representations and warranties of the Company made in this Agreement shall be true and correct in all material respects when made and on and as of the Closing Date; provided, however, that, notwithstanding the foregoing, the representations and warranties of the Company set forth in Section 3.3 shall be true and correct in all respects. Acquiror shall have received a certificate of the Chief Executive Officer of the Company to that effect.

            (b) Agreements and Covenants. The agreements and covenants of the Company required to be performed on or before the Effective Time shall have been performed in all material respects. Acquiror shall have received a certificate of the Chief Executive Officer of the Company to that effect.

            (c) No Material Adverse Changes. There shall have been no Material Adverse Effect on the Company since the date of this Agreement.

            (d) No Litigation. There shall not be pending or threatened any suit, action, proceeding or investigation (1) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement,
(2) relating to the Merger and seeking to obtain from Acquiror any damages or
(3) which would materially and adversely affect the right of the Acquiror to own the assets or operate the business of the Company.

            (e) Consents Under Company Agreements. The Company shall have obtained the consent or approval of any Person whose consent or approval shall be required under any agreement or instrument in order to permit the consummation of the transactions contemplated hereby, except those which the failure to obtain would not have a Material Adverse Effect on the Company.

            (f) Opinion of Counsel. Acquiror shall have received an opinion from counsel to the Company, in form satisfactory to Acquiror's counsel, that:

                  (1) The Company has been duly organized and is a validly
            existing corporation in good standing under the laws of the State of New York with full power and authority to own and operate its properties and to carry on its current and proposed business;

                  (2) This Agreement and the transactions contemplated hereby has been duly authorized by all necessary action of the Board of Directors and stockholders of the Company, and no stockholder of the Company is entitled to appraisal rights with respect to the Merger contemplated by this Agreement;

                  (3) This Agreement has been duly executed and delivered by the
            Company and is a valid and binding obligation of the Company legally enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights now or hereafter in effect, and to general equitable principles;

                  (4) Neither the execution, delivery or performance of this
            Agreement nor the consummation of the transactions herein contemplated, nor compliance with the terms hereof by the Company do or will conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, the certificate of incorporation or the bylaws of the Company, any indenture, mortgage, deed of trust or other contract, agreement or instrument to which such counsel knows, after due inquiry, the Company is a party or by which, to the knowledge of such counsel after due inquiry, the Company or any of its assets or properties is bound, or to the knowledge of such counsel after due inquiry, any law, order, rule or regulation, judgment, writ, injunction or decree of any government, governmental instrumentality or court, domestic or foreign, having jurisdiction over the Company or its business or any of its properties; and no further consent, approvals, authorizations or orders of agencies, officers or other regulatory authorities are necessary for the consummation of the Merger; and

                  (5) The authorized capital stock of Company consists solely of
            200,000 shares of common stock, par value $0.01, of which as of the Closing Date 950 shares of common stock were issued and outstanding. To the knowledge of such counsel (i) all of the issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable and (ii) there are no outstanding options, warrants, calls or other rights of any kind to acquire securities or ownership interests in the Company or other agreements obligating Company to issue or sell any shares of capital stock of Company or to grant, extend or enter into any agreements with respect thereto.

                  (6) Upon filing of the Certificate of Merger with the
            Secretary of State of New York, the Merger shall be effective under New York Business Corporation Law and Acquiror will become the sole owner of all of the Company Common Stock, free and clear of all Encumbrances.

            (g) The Shareholders Agreement among MRM and the shareholders of MRM, dated November 24, 1997, shall have been terminated.

      SECTION 8.3 Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger and the other transactions contemplated in this Agreement are also subject to the following conditions any or all of which may be waived by the Company, in whole or in part, to the extent permitted by applicable law:

            (a) Representations and Warranties. The representations and warranties of Acquiror and Merger Sub made in this Agreement shall be true and correct in all material respects when made and on and as of the Closing Date (except for representations and warranties that speak as of a specific date or time, which need only be true and correct in all material respects as of such date and time. The Company shall have received a certificate of the Chief Executive Officer of Acquiror to such effect.

            (b) Agreements and Covenants. The agreements and covenants of Acquiror and Merger Sub required to be performed on or before the Effective Time shall have been performed in all material respects. The Company shall have received a certificates of the Chief Executive Officer of Acquiror and Merger Sub to such effect.

            (c) No Material Adverse Change. There shall have been no Material Adverse Effect on Acquiror or Merger Sub since the date of this Agreement.

            (d) Opinion of Counsel. The Company shall have received an opinion from counsel to Acquiror and Merger Sub, in form satisfactory to the Company's counsel, that:

                  (1) Acquiror and Merger Sub each has been duly organized and is a validly existing corporation in good standing under the laws of the State of New York with full power and authority to own and operate its properties and to carry on its current and proposed business;

                  (2) This Agreement and the transactions contemplated hereby has been duly authorized by all necessary action of the Board of Directors of Acquiror and the Board of Directors and sole stockholder of Merger Sub, and no stockholder of Acquiror or Merger Sub is entitled to appraisal rights with respect to the Merger contemplated by this Agreement;

                  (3) This Agreement has been duly executed and delivered by
            Acquiror and Merger Sub and is a valid and binding obligation of Acquiror and Merger Sub legally enforceable against Acquiror and Merger Sub in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights now or hereafter in effect, and to general equitable principles;

                  (4) Neither the execution, delivery or performance of this
            Agreement nor the consummation of the transactions herein contemplated, nor compliance with the terms hereof by the Acquiror do or will conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, the certificate of organization or the bylaws of the Acquiror, any indenture, mortgage, deed of trust or other contract, agreement or instrument to which such counsel knows, after due inquiry, the Acquiror is a party or by which, to the knowledge of such counsel after due inquiry, the Acquiror or any of its assets or properties is bound, or to the knowledge of such counsel after due inquiry, any law, order, rule or regulation, judgment, writ, injunction or decree of any government, governmental instrumentality or court, domestic or foreign, having jurisdiction over the Acquiror or its business or any of its properties; and no further consent, approvals, authorizations or orders of agencies, officers or other regulatory authorities are necessary for the consummation of the Merger;

                  (5) The authorized capital stock of Acquiror consists solely of 50 million shares of common stock, par value $0.001, of which as of the Closing Date 242,500 shares of common stock of Acquiror were issued and outstanding excluding those shares to be issued pursuant to the Merger, the Stock Split, the Private Placement and the Placement Agent Warrants. To the knowledge of such counsel, (i) all of the issued and outstanding shares of Acquiror Common Stock are duly authorized, validly issued, fully paid and nonassessable, and
            (ii) there are no outstanding options, warrants, calls or other rights of any kind to acquire securities or ownership interests in Acquiror or other agreements obligating Acquiror to issue or sell any shares of capital stock of Acquiror or to grant, extend or enter into any agreements with respect thereto;

                  (6) The Acquiror Common Stock, when issued pursuant to the
            Merger Agreement, will be duly authorized, validly issued and outstanding, fully paid and non-assessable shares of the common stock, $.001 par value of Acquiror, free and clear of all claims, liens and Encumbrances; and

                  (7) Upon filing of the Certificate of Merger with the
            Secretary of State of New York, the Merger shall be effective under New York Business Corporation Law and Acquiror will become the sole owner of all of the Company Common Stock, free and clear of all Encumbrances.

                                   ARTICLE IX.

                        TERMINATION, AMENDMENT AND WAIVER

      SECTION 9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement and the Merger by the stockholders of the Company:

            (a) by mutual consent of Acquiror and the Company;

            (b) by Acquiror, upon a breach of any covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied (a "Terminating Company Breach"); provided, that, if such Terminating Company Breach is curable by the Company through the exercise of reasonable efforts and for so long as the Company continues to exercise such reasonable efforts, Acquiror may not terminate this Agreement under this Section 9.1(b);

            (c) by the Company, upon breach of any covenant or agreement on the part of Acquiror set forth in this Agreement, or if any representation or warranty of Acquiror shall have become untrue, in either case such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied (a "Terminating Acquiror Breach"); provided, that, if such Terminating

Acquiror Breach is curable by Acquiror through the exercise of their reasonable efforts and for so long as Acquiror continues to exercise such reasonable efforts, the Company may not terminate this Agreement under this Section 9.1(c);

            (d) by either Acquiror or the Company, if there shall be any decree, permanent injunction, judgment, order or other action by any court of competent jurisdiction or any Governmental Entity which is final and nonappealable preventing the consummation of the Merger; provided, that the party seeking to terminate this Agreement pursuant to this Section 9.1(d) shall have used reasonable efforts to cause any such decree, permanent injunction, judgment or other order to be vacated or lifted;

            (e) by either Acquiror or the Company, if the Merger shall not have been consummated on or before December 31, 2000; provided, however, the right to terminate this Agreement under this Section 9.1(e) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of the failure of the Merger to occur on or before such date;

            (f) by Acquiror, if there shall have occurred one or more events which shall have caused a Material Adverse Effect on the Company which Material Adverse Effect shall have remained uncured (to the extent curable) for a period of thirty (30) days after written notice from Acquiror of Acquiror's intention to terminate pursuant to this Section 9.1(f);

            (g) by the Company, if there shall have occurred one or more events which shall have caused a Material Adverse Effect on Acquiror which Material Adverse Effect shall have remained uncured (to the extent curable) for a period of thirty (30) days after written notice from the Company of the Company's intention to terminate pursuant to this Section 9.1(g);

            The right of any party hereto to terminate this Agreement pursuant to this Section 9.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any Affiliate of such party or any of their respective officers, directors, representatives or agents, whether prior to or after the execution of this Agreement.

      SECTION 9.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void, there shall be no liability on the part of Acquiror or the Company or any of their respective officers, directors, stockholders or Affiliates to the other, and all rights and obligations of any party hereto shall cease, except that nothing herein shall relieve any party from liability for any willful breach by a party of any of its representations, warranties, covenants or agreements in this Agreement; and provided that the provisions of Section 7.2 of this Agreement will remain in full force and effect and survive any termination of this Agreement.

      SECTION 9.3 Amendment. This Agreement may be amended by the parties hereto by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

      SECTION 9.4 Extension; Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of any other party hereto, (b) waive any inaccuracies in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by any other party with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bond thereby.

      SECTION 9.5 Fees, Expenses and Other Payments. All costs and expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred such costs and expenses, whether or not the Merger is consummated and even if this Agreement is terminated, regardless of the reason for such termination.

                                   ARTICLE X.

                               GENERAL PROVISIONS

      SECTION 10.1 Effectiveness of Representations, Warranties and Agreements.

            (a) Except as set forth in Section 10.1(b) of this Agreement, the representations, warranties, covenants and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any Affiliate of such party or any of their officers, directors, representatives or agents whether prior to or after the execution of this Agreement.

            (b) The representations and warranties in this Agreement will expire at the Effective Time; provided, however, that this Section 10.1(b) shall in no way limit or terminate any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or after the termination of this Agreement pursuant to Article IX.

      SECTION 10.2 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered, mailed or transmitted, and shall be effective upon receipt, if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address) or sent by electronic transmission to the telecopier number specified below:

            (a)   If to Acquiror:

                  EDG Capital, Inc.
                  23 Great Rock Drive
                  Wading River, New York 11792
                  Telecopier No.: _______________
                  Attention: Linda Green, President

                  With a copy (which shall not constitute notice) to:

                  Hofheimer Gartlir & Gross, LLP
                  530 Fifth Avenue, 9th Floor
                  New York, New York 10032
                  Telecopier No.: (212) 661-3132
                  Attention: Richard G. Klein, Esq.

            (b)   If to the Company:

                  Molecular Radiation Group, Inc.
                  700 Stewart Avenue
                  Garden City, New York 11530
                  Attention: Jack Schwartzberg, CEO
                  Telecopier No.: (516) 222-5198

                  With a copy (which shall not constitute notice) to:

                  Sichenzia, Ross & Friedman LLP
                  135 West 50th Street
                  New York, New York 10020
                  Attention: Gregory Sichenzia, Esq.
                  Telecopier No.: (212) 664-7329

      SECTION 10.3. Certain Definitions

      For purposes of this Agreement, the term:

            (a) "Affiliate" of any Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person;

            (b) "beneficial owner" (including the terms "beneficial ownership" and "beneficially own") means with respect to any shares of capital stock, a Person who shall be deemed to be the beneficial owner or have beneficial ownership of such shares (i) which such Person or any of its Affiliates or associates beneficially owns, directly or indirectly, (ii) which such Person or any of its Affiliates or associates (as such term is defined in Rule 12b-2 of the

Exchange Act) has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding, (iii) which are beneficially owned, directly or indirectly, by any other Persons with whom such Person or any of its Affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding voting or disposing of any such shares or (iv) pursuant to Section 13(d) of the Exchange Act and any rules or regulations promulgated thereunder;

            (c) "Business Day" shall mean any day other than a day on which banks in the State of New York are authorized or obligated to be closed;

            (d) control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise;

            (e) "Encumbrance" shall mean any lien, pledge, charge, security interest or other encumbrance of any nature;

            (f) "Indebtedness" of a Person shall mean (1) indebtedness of such Person for borrowed money whether short-term or long-term and whether secured or unsecured, (2) indebtedness of such Person for the deferred purchase price of services or property, which purchase price (A) is due twelve months or more from the date of incurrence of the obligation in respect thereof or (B) customarily or actually is evidenced by a note or other written instrument (including, without limitation, any such indebtedness which is non-recourse to the credit of such Person but is secured by assets of such Person), (3) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments,
(4) all obligations of such Person upon
which interest charges are customarily paid, (5) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (6) obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person or any warrants, rights or options to acquire such capital stock (with redeemable preferred stock being valued at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends), (7) all executory obligations of such Person in respect of financial hedge contracts (including, without limitation, equity hedge contracts), (8) all indebtedness of the types referred to in clauses (1) through (7) above for which such Person is obligated under a contingent obligation, and (9) renewals, extensions, refundings, deferrals, restructurings, amendments and modifications of any such indebtedness, obligation or guarantee;

            (g) "Intellectual Property" means all (1) patents and patent applications, (2) trademarks, service marks, trade dress, logos, trade names, and corporate names and registrations and applications for registration thereof,
(3) copyrights and registrations and applications for registration thereof, (4) computer software, data, and documentation, (5) trade secrets and confidential business information (including formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial, marketing, and business data, pricing and cost information, business and marketing plans, and customer and supplier lists and information, (6) Internet domain names and applications for domain names,
(7) other proprietary rights, and (8) copies and tangible embodiments thereof (in whatever form or medium);

            (h) "Material Adverse Effect" shall mean, with respect to a specified Person any change, event or effect that individually or in the aggregate (taking into account all other such changes, events or effects) has had, or would be reasonably likely to have, a material adverse effect on the business, operations, earnings, condition (financial or otherwise) or prospects of such Person and its Subsidiaries, if any, taken as a whole, except to the extent in the case of Acquiror that any such change, event or effect is caused by a decline in the price of a share of Acquiror Common Stock or a change in the trading volume of Acquiror Common Stock;

            (i) "Person" means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act);

            (j) "reasonable efforts" shall mean, as to a party hereto, an undertaking by such party to perform or satisfy an obligation or duty or otherwise act in a manner reasonably calculated to obtain the intended result by action or expenditure not disproportionate or unduly burdensome in the circumstances, which means, among other things, that such party shall not be required to (1) expend funds other than for payment of the reasonable and customary costs and expenses of employees, counsel, consultants, representatives or agents of such party in connection with the performance or satisfaction of such obligation or duty or other action or (2) institute litigation or arbitration as a part of its reasonable efforts; and

            (k) "Tax" (including, with correlative meaning, the terms "Taxes" and "Taxable") shall include, except where the context otherwise requires, all federal, state, local and foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy and other taxes, duties or assessments or claims of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts.

      SECTION 10.4 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

      SECTION 10.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy or other judgment, decree, injunction or order, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

      SECTION 10.6 Entire Agreement. This Agreement (together with the Exhibits, the Disclosure Schedules and the other documents delivered pursuant hereto) constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

      SECTION 10.7 Specific Performance. The transactions contemplated by this Agreement are unique. Accordingly, the Company acknowledges and agrees that, in addition to all other remedies to which Acquiror or Merger Sub may be entitled, each of Acquiror and Merger Sub shall be entitled to a decree of specific performance.

      SECTION 10.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns

      SECTION 10.9 Third Party Beneficiaries. Subject to Section 10.8, this Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

      SECTION 10.10 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

      SECTION 10.11 Counterparts. This Agreement may be executed and delivered by facsimile transmission, in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

      SECTION 10.12 Joint Drafting. This Agreement shall be deemed to have been drafted jointly by the parties hereto, and no inference or interpretation against any party shall be made solely by virtue of such party allegedly having been the draftsperson of this Agreement.

                    Balance of Page Intentionally Left Blank

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed and delivered as of the date first written above.

                                       MOLECULAR RADIATION MANAGEMENT,  INC.


                                       By: /s/ Jack Schwartzberg
                                           -------------------------------------
                                               Jack Schwartzberg, President


                                       EDG CAPITAL, INC.


                                       By: /s/ Linda Green
                                           -------------------------------------
                                               Linda Green, President


                                       EDG MERGER SUB, INC.


                                       By: /s/ Linda Green
                                           -------------------------------------
                                               Linda Green, President

                                                                       Exhibit 2

                          REGISTRATION RIGHTS AGREEMENT

      REGISTRATION RIGHTS AGREEMENT (this "Agreement") made this 8th day of September, 2000 by and among CROWN COVE ASSOCIATES, LLC, a New York limited liability company ("Crown Cove"), Jack Schwartzberg, Robert Keating, Bruce Baron, Dennis Shields, Dennis Quirk, Harvey L. Greenberg, Harriet Greenberg, Shraga David Aranoff, Richard Friedman, Jeff Markowitz, Lawrence Kaplan, Stanley Kaplan, and Edmond O'Donnell (Crown Cove and all of such individuals, collectively, the "MRM Shareholders" and individually an "MRM Shareholder"), and ISOTOPE SOLUTIONS GROUP, INC., a New York corporation formerly named EDG Capital, Inc. (the "Company").

      WHEREAS, the Company is a public company formed in 1990 as a "blind pool" seeking to acquire business opportunities; and

      WHEREAS, the Company has recently consummated the sale of shares of its common stock, $0.0001 per share to private investors ("Private Placement") in connection with the consummation of a merger of a subsidiary of the Company into Molecular Radiation Management, Inc. ("MRM") (together, the "Transactions"), and in connection with the closing of such Transactions ("Closing") certain registrations rights with respect to certain shares of the Company were granted to certain investors and other shareholders of the Company; and

      WHEREAS, the MRM Shareholders have agreed to forgo such registration rights, but desire to have, and the Company desires to grant, registration rights in connection with the next secondary public offering of Company shares or rights or equity securities convertible into shares (collectively, "Shares"), and the Company recognizes that Crown Cove previously had certain registration rights with respect to certain shares of MRM pursuant to Warrant Agreements executed as of November 24, 1997, to which MRM was a party; and

            NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, subject to the terms and conditions hereof, the parties do hereby agree as follows:

      1. Piggyback Registration Participation. If the Company elects to file a registration statement ("Registration Statement") under the Securities Act of 1933, as amended ("1933 Act"), covering the offer and sale of any Shares in connection with any public offering after the Closing (other than a registration statement on Form S-8 or Form S-4, or their successors, or any other form for a similar limited purpose, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another corporation, and other than the registration statement to be filed for the purpose of registering the resale of the shares of Common Stock and certain other securities issued in connection with the Private Placement), the Company shall give written notice thereof to each of the MRM Shareholders at least 45 business days before filing. Subject to the provisions below, each MRM Shareholder shall have the right to require the Company to include any or all of such MRM Shareholder's Shares in such Registration Statement upon the giving of notice of its election to exercise such registration rights ("Election Notice") to the Company within ten business days of receipt by it of notice from the Company. Within five business days after its receipt of an Election Notice, the Company shall send written notice to each of the other MRM Shareholders indicating that it has received such Election Notice ("Second Notice"). Each MRM Shareholder who has not given such Election Notice shall thereupon have a further right to elect to include any or all of its Shares in such Registration Statement by giving an Election Notice to the Company within 10 business days of receipt by it of the Second Notice. Subject to the provisions below, the Company shall include in such registration statement such aggregate number of Shares as have been requested by the MRM Shareholders who have delivered timely Election Notices. Except as provided in Section 2 below, such Shares shall be included in the underwriting, if any, for the public offering on the same terms and conditions as the securities otherwise being sold in such offering. The Company shall keep the Registration Statement effective and current until the earlier of (a) the date that all of the MRM Shareholders' Shares included on such Registration Statement may be sold pursuant to Rule 144 without resale restrictions or (b) one year from the later of (i) the date such Registration Statement becomes effective, or
(ii) the date of expiration of any applicable lock-up period affecting such MRM Shareholder's Shares.

2. Underwriters' Cutback. If the Registration Statement is filed in connection with an underwritten offering of securities by the Company, and in the opinion of the managing underwriter of such offering the number of Shares requested to be included in the offering exceeds the number that can be marketed without materially and adversely affecting such offering, the Company will include in the Registration Statement in the following order of priority: (a) first, securities to be issued by the Company, and (b) second, any Shares requested by the MRM Shareholders to be included, on a pro rata basis, and (c) third, any other Shares requested to be included. If the Registration Statement is filed in connection with an underwritten secondary offering by other securityholders having demand or mandatory registration rights ("Other Holders"), and in the managing underwriter's opinion the number of securities requested to be included in such Registration Statement exceeds the number that can be marketed without materially and adversely affecting such offering, the Company will include in the Registration Statement in the following order of priority (a) first, the securities of such Other Holders requesting such registration pursuant to demand registration rights or entitled to such registration pursuant to mandatory registration rights, pro rata among such Other Holders, (b) second, Shares requested by the MRM Shareholders to be included, on a pro rata basis, and (c) third, any other Shares requested to be included.

3. Registrant Controls. The Company may decline to file a Registration Statement or withdraw a Registration Statement after filing, but prior to the effectiveness thereof, provided that the Company shall promptly notify each MRM Shareholder in writing of any such action and provided further that the Company shall bear all reasonable expenses incurred by such MRM Shareholders or otherwise in connection with such withdrawn Registration Statement.

4. Underwriting Agreement. In connection with any registration involving an underwritten offering, the Company shall not be required to include any Shares of an MRM Shareholder in such underwritten offering unless such MRM Shareholder accepts the terms of the underwriting as determined by the underwriters selected by the Company (provided that such terms must be consistent with this Agreement and provided, further, that any inability of any MRM Shareholder to agree with the underwriters shall not restrict the ability of the Company to proceed with the registration).

5. Cooperation. Each MRM Shareholder shall cooperate with the Company in any registration of such MRM Shareholder's Shares and shall promptly provide to the Company all information which the Company may reasonably request in connection with such registration, including without limitation the number of Shares owned by such shareholder from time to time.

6. Obligations of the Company. Whenever required under this Agreement to effect the registration of Shares, the Company will:

            (a) Furnish to the MRM Shareholders such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the 1933 Act, and such other documents as it may reasonably request in order to facilitate the disposition of Shares owned by such MRM Shareholder.

            (b) Use its best efforts to register and qualify the Shares of the MRM Shareholders under such other securities or blue sky laws of such jurisdictions as shall be reasonably requested by the MRM Shareholders, provided that the Company shall not be required to register or qualify the Shares in any state in which such registration or qualification would cause (i) the Company to become obligated to qualify to do business, subject itself to taxation or to file a general consent to service of process in any such states or jurisdictions; or (ii) the principal stockholders of the Company to become obligated to escrow their shares of capital stock of the Company.

            (c) Notify the MRM Shareholders, at any time when a prospectus relating thereto is required to be delivered under the 1933 Act, of the happening of any event as a result of which the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

            (d) Cause the securities of the MRM Shareholder to be listed or designated for trading on such securities exchange or automated quotation system as any securities of the same class of the Company are then listed or quoted or, if no such listing or quotation then exists, as reasonably determined by the Company. Upon the effectiveness of the Registration Statement, the Company will, from time to time, take all actions which may be necessary so that the Shares will be listed on the principal securities exchanges and markets within the United States of America, if any, on which other Shares are then listed; provided, however, that this provision will not be construed to require registration of such Shares except as otherwise provided in this Agreement and no listing will be required to the extent such listing would violate applicable laws, regulations and exchange regulations.

            (e) Provide such opinions, certifications, indemnifications, and take such other actions (as would be taken on behalf of all shareholders), including, without limitation, entering into such agreements (including underwriting agreements), as are reasonably required and appropriate, to permit the MRM Shareholders to make a public offering of the Shares requested to be registered.

7. Indemnification.

            (a) Indemnification by the Company. The Company shall indemnify and hold harmless the MRM Shareholders with respect to Shares which have been included in a Registration Statement, the officers, directors and agents of the MRM Shareholders and each person, if any, who controls any such MRM Shareholder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages, liabilities and expenses (including reasonable costs of investigation) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any registration statement or final prospectus relating to the Shares or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, unless such statement or omission is made in reliance upon, and in conformity with, information furnished in writing to the Company by the respective MRM Shareholder or on such MRM Shareholder's behalf expressly for use therein, or unless the indemnitee failed to deliver a final prospectus in which the material misstatement or omission was corrected.

            (b) Indemnification by the MRM Shareholders. Each MRM Shareholder whose Shares are included in a Registration Statement ("Selling MRM Shareholders") agrees to indemnify and hold harmless the Company, its directors and officers and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to the Selling MRM Shareholders, but only with respect to untrue statements or omissions made in reliance upon, and in conformity with, information furnished in writing by the respective Selling MRM Shareholder or on such Selling MRM Shareholder's behalf expressly for use in any registration statement or final prospectus relating to the Shares (or any amendment or supplement thereto, or any preliminary prospectus). In case any action or proceeding shall be brought against the Company or its directors or officers, or any such controlling Person, in respect of which indemnity may be sought against such Selling MRM Shareholder, such Selling MRM Shareholder shall have the rights and duties given to the Company, and the Company or its directors or officers or such controlling Person shall have the rights and duties given to such Selling MRM Shareholder, by the preceding subsection.

8. Contribution. If the indemnification provided for hereunder is held by a court of competent jurisdiction to be unavailable to an indemnified party or is insufficient to indemnify an indemnified party with respect to any loss, liability, claim, damage, or expense referred to therein, then the indemnifying party, in lieu of or in addition to, as appropriate, indemnifying such indemnified party hereunder, will contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party will be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

9. Registration Expenses and Enforcement.

            (a) Expenses of Registration. All expenses incurred in connection with any registration, qualification or compliance pursuant to this Agreement, including, without limitation, all registration, filing and qualification fees, printing expenses, fees and disbursements of counsel for the Company and expenses of any special audits incidental to or required by such registration, qualification or compliance will be borne by the Company, except that the Company will not required to pay underwriters' discounts, commissions, or stock transfer taxes relating to the Shares of the MRM Shareholders, or the fees and disbursements of counsel to the MRM Shareholder, other than as set forth in this Agreement.

            (b) Enforcement of Registration Rights. Notwithstanding anything to the contrary contained herein, the Company hereby agrees that each MRM Shareholder shall be entitled to specific performance of the registration rights hereunder.

10. Assignment of Registration Rights. Any of the rights of the MRM Shareholders hereunder, including the right to have the Company register Shares pursuant to this Agreement, may be assigned by each MRM Shareholder to any transferee or assignee of all or any portion of the Shares if: (a) the MRM Shareholder agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company after such assignment (or if such Shares or portion thereof are transferred by operation of law, such as by merger of an MRM Shareholder with another entity or by dissolution, winding up and distribution of assets of an MRM Shareholder), (b) the Company is furnished with written notice of (i) the name and address of such transferee or assignee, and
(ii) the securities with respect to which such registration rights are being transferred or assigned, (c) following such transfer or assignment, the further disposition of such securities by the transferee or assignee is restricted under the 1933 Act, (d) the transferee or assignee agrees in writing for the benefit of the Company to be bound by all of the provisions contained herein.

11. Elimination of Registration Rights. Notwithstanding anything to the contrary contained herein, no MRM Shareholder shall be entitled to have its Shares registered under the 1933 Act at any time that, in the written opinion of counsel to the Company (a copy of which shall be provided to the respective MRM Shareholder), all of such MRM Shareholder's Shares may be sold under Rule 144 of the Securities Act in a single transaction without exceeding the volume limitations thereunder.

12. Lock-up Agreement. Each MRM Shareholder agrees that, if the managing underwriter of an underwritten offering by the Company so requests, to the extent such MRM Shareholder's Shares are included in a Registration Statement filed in connection with such underwritten offering, such MRM Shareholder will execute an agreement whereby such MRM Shareholder will be prohibited, for a period of up to one year following consummation of the underwritten offering, from making any transfer, assignment, pledge or donation or otherwise encumbering or disposing of, any of such Shares beneficially owned by such MRM Shareholder, unless the consent of such managing underwriter is obtained; provided, however, that such agreement shall have no effect unless each other MRM Shareholder shall have executed an agreement having substantially identical terms.

13. Miscellaneous.

      (a) The parties hereto agree to execute and deliver such further documents and instruments, and to take such acts, if any, which may be reasonably required to carry out the intent and purposes of this Agreement.

      (b) The parties hereby represent that they have the authority to enter into this Agreement and that their signature shall be binding upon those entities on whose behalf they are executing hereunder.

      (c) This Agreement contains the entire understanding among the parties with respect to the subject matter hereof and supersedes any prior or contemporaneous understandings or agreements among them with respect thereto. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto, their assigns and successors in interest. This Agreement shall be construed in accordance with the laws of the State of New York.

      (d) This Agreement may be executed in counterparts, including via facsimile, each of which shall be deemed an original and all of which shall constitute one and the same agreement.

                           [Intentionally left blank.]

      IN WITNESS WHEREOF, the parties hereby execute this Registration Rights Agreement on the date first set forth above.


                                          CROWN COVE ASSOCIATES, LLC
                                          (Crown Cove)

                                          By:  /s/ Paul Cayea
                                              ----------------------------------
                                          Name:    Paul Cayea, Managing Officer

                                          /s/ Jack Schwartzberg
                                          --------------------------------------
                                          JACK SCHWARTZBERG

                                          /s/ Robert Keating
                                          --------------------------------------
                                          ROBERT KEATING

                                          /s/ Bruce Baron
                                          --------------------------------------
                                          BRUCE BARON


                                          ISOTOPE SOLUTIONS GROUP, INC.
                                          (Company)

                                          By:  /s/ Jack Schwartzberg
                                              ----------------------------------
                                          Name:    Jack Schwartzberg, President

                                          /s/ Dennis Shields
                                          --------------------------------------
                                          DENNIS SHIELDS

                                          /s/ Dennis Quirk
                                          --------------------------------------
                                          DENNIS QUIRK


                                          /s/ Harvey L. Greenberg
                                          --------------------------------------
                                          HARVEY L. GREENBERG


                                          /s/ Harriet Greenberg
                                          --------------------------------------
                                          HARRIET GREENBERG


                                          /s/ Shraga David Aranoff
                                          --------------------------------------
                                          SHRAGA DAVID ARANOFF


                                          /s/ Richard Friedman
                                          --------------------------------------
                                          RICHARD FRIEDMAN


                                          /s/ Jeff Markowitz
                                          --------------------------------------
                                          JEFF MARKOWITZ


                                          /s/ Lawrence Kaplan
                                          --------------------------------------
                                          LAWRENCE KAPLAN


                                          /s/ Stanley Kaplan
                                          --------------------------------------
                                          STANLEY KAPLAN

                                          /s/ Edmond O'Donnell
                                          --------------------------------------
                                          EDMOND O'DONNELL


                                       9